February 26, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6968

RE:	National Steel Company
Form 20.F for the Fiscal Year Ended December 31, 2008
Filed June 30, 2009
File No. 1-14732

Response to Staff Comment Letter dated February 19, 2010

Dear Mr. O’Brien:

Reference is made to the comment letters from the staff of the United States Securities and Exchange Commission (the “Staff”) received by Companhia Siderúrgica Nacional (the “Company” or “CSN”) on September 17, 2009, November 3, 2009, January 8, 2010 and February 19, 2010, concerning the Company’s annual report on Form 20-F filed with the SEC on June 30, 2009 (the “2008 Form 20-F”). On October 23, 2009, November 17, 2009 and February 9, 2010 we provided letters with our responses to the Staff’s comments. This letter provides the Company’s responses to the Staff’s additional comments mentioned in your February 19, 2010 letter. For your convenience, we have reproduced below in italics the Staff’s additional comments numbered 1 through 3 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2008 Form 20-F.

SEC Comment No. 1.

Management’s annual report on internal control over financial reporting, page 116

1. As previously requested in comment 8 in our letter dated January 8, 2010, please revise your definition of a material weakness to conform to the definition in Rule 1-02 of Regulation S-X and AS No. 5 in an amendment to your fiscal year 2008 Form 20-F.

Response to Comment No. 1.

The comment has been noted and we will amend our disclosure in Item 15 of our 2008 Form 20-F to include the requested information, as follows:

“A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.”

Companhia Siderúrgica Nacional

1
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

This information will be included as part of the amendment proposed in connection with the response to Comment No. 2 below.

SEC Comment No. 2.

2. We note your response to comment 8 in our letter dated January 8, 2010, including the disclosures you intend to include in an amendment to your fiscal year 2008 Form 20-F. Please clarify that the remediation measures management took to remediate the material weakness identified as of December 31, 2008, were completed during fiscal year 2009. Further, please revise your statement, “In this regard, considering the measures our management has taken, we believe that the Company is maintaining effective internal control over financial reporting and disclosure controls.” In this regard, Item 15(b)(3) of Form 20-F states, in part, “Management is not permitted to conclude that the issuer’s internal control over financial reporting is effective if there are one or more material weaknesses in the issuer’s internal control over financial reporting”.

Response to Comment No. 2.

The comment has been noted and we will amend our disclosure in Item 15 of our 2008 Form 20-F to include the requested information, as follows (note that highlighted portions show changes to our suggested amendment in our response to Comment No. 8 in our letter dated February 9, 2010):

“The Company’s management is committed to the continuous improvement of our internal controls over financial reporting. In 2008, the Company’s management identified a deficiency in the process of identification, accounting and disclosure of four offshore dormant subsidiaries (Arame Corporation, International Charitable, TdBB and International Investment Fund (I.I.F). These companies were formed in 2001, 2001, 1997 and 1999, respectively, and our equity interest in these four subsidiaries had not been recorded in our consolidated financial statements in prior fiscal years.

Arame Corporation, International Charitable and TdBB do not have any assets or liabilities. I.I.F is not an operational company, but owns an equity interest in a Brazilian operational railroad company (MRS Logística S.A.), recorded through the equity investment method.

This deficiency resulted in a material weakness as of December 31, 2008. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

The existing internal controls allowed the Company’s management to detect the deficiency during 2008 and the necessary adjustments were timely recorded in our financial statements for fiscal year 2008. Therefore, our consolidated financial statement for 2008 already included results of these subsidiaries.

In addition, we assessed the impact of these unrecorded adjustments on prior years and identified that equity was understated in the amount of US$ 29.8 million during fiscal years 1999 through 2007, which represented 0.51% of the Company’s accumulated net income for the period (1999-2007), as follows:

Companhia Siderúrgica Nacional

2
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Year	Unrecorded Adjustments (In millions of US$)
1999	(0.3)
2000	1.4
2001	(1.9)
2002	(3.2)
2003	1.8
2004	7.7
2005	8.2
2006	8.1
2007	8.0
Total	29.8

We concluded that these adjustments were not material and, therefore, it was not necessary to restate the consolidated financial statements for those years. Nonetheless we believed it consisted of a material weakness in 2008 due to the fact that the non-identification and report of certain subsidiaries in our consolidated financial statements could have potentially had a material impact.

Once the deficiency was identified, management immediately informed our Audit Committee and our independent auditors. The Audit Committee conducted an independent evaluation and concurred that the financial effect related to this deficiency had no material impact on our consolidated financial statements.

In order to prevent the occurrence of such deficiencies, during fiscal year 2009, our management took the necessary remediation measures to ensure accuracy and effectiveness of our monitoring controls over the process of identification, accounting and disclosure of subsidiaries. These measures included:

• Definition of policies (including corporate approvals) concerning the incorporation, acquisitions of interests, modifications in the capital structure, operations and liquidation of branches and subsidiaries. These policies establish parameters for the analysis, approval and consolidation and flow of information regarding these entities.

• Centralization in the International Accounting Department of the reconciliation, consolidation and reporting activities regarding the subsidiaries.

• Liquidation of dormant companies.

• Implementation of the Financial Accounting (FI) and Materials Managements (MM) SAP System Modules for integrated subsidiaries (i.e. entities that operate as an extension of the parent company).

~~In this regard, considering the measures our management had taken, we believe that the Company is maintaining effective internal control over financial reporting and disclosure controls.~~”

Companhia Siderúrgica Nacional

3
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

SEC Comment No. 3.

10 Investments in affiliated companies and companies under common control, page FS-29

3. We note your response to comment 13 in our letter dated January 8, 2010. It appears from your response that for all of the Major Decision Disagreements that are subject to the dispute resolution mechanisms but not to the Put/Call rights, which are discussed in Section 10.2 of the SA, the consequence of not reaching an agreement is that whatever the disagreement relates will cease functioning and will not revert to the decision that was previously approved. For example, if there is a disagreement over the annual budget that remains unresolved through the dispute resolution mechanism, the consequence is that NAMISA will cease operations once the time period for the previously approved annual budget comes to an end. Please confirm if this is a correct statement. Otherwise, please tell us what the consequence is if the annual operating budget is not approved when the time period for the previously approved annual operating budget comes to an end.

Response to Comment No. 3.

In response to the Staff’s comment, the Company would like to clarify that the absence of the Put/Call mechanism in case of an unresolved Major Decision Disagreement is actually meant to provide additional incentives for the parties to reach a common decision. It is not in the best interest of the parties to the SA failing to reach a common decision regarding any Major Decision Disagreement.

Although we believe the parties to the SA would not allow an unresolved Major Decision Disagreement to subsist for a long period of time as to affect Namisa’s activities and investments, a prolonged disagreement in connection with the approval of Namisa’s annual budget would result in delays and even potential interruptions of Namisa’s activities and investments. Nonetheless, we are unable to foresee the practical consequences of a prolonged impasse in the approval of Namisa’s annual budget or any other Major Decision Disagreement.

* * * *

Companhia Siderúrgica Nacional

4
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Marcos Lessa at +55-11-3079-7584 or Claudio Oksenberg at +55-11-3702-2204.

Sincerely,

/s/ Paulo Penido Pinto Marques
Companhia Siderúrgica Nacional
Name: Paulo Penido Pinto Marques
Title: Chief Financial Officer

cc:	Tracey Houser, Staff Accountant, Division of Corporation Finance
Al Pavot, Division of Corporation Finance
Securities and Exchange Commission

Companhia Siderúrgica Nacional

5
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP